November 8, 2021

VIA EDGAR

Re: First Advantage Corporation

Registration Statement on Form S-1

File No. 333-260869

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

c/o Brian Fetterolf

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, First Advantage Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:30 p.m., New York, NY time, on November 10, 2021, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

FIRST ADVANTAGE CORPORATION

By:	/s/ Scott Staples
Name: Scott Staples
Title: Chief Executive Officer